EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country
CD Media (Holding) Co., Limited (“CD Media BVI”)	British Virgin Islands

CD Media (HK) Limited (1)	Hong Kong

Huizhou CD Media Co., Ltd. (1) (2)	People’s Republic of China

(1)   This company is a wholly-owned subsidiary of CD Media BVI.
(2)   Through a series of contractual arrangements, this company, controls the operations of and receives the economic benefits of the operations of Beijing CD Media Advertisement Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“CD Media Beijing”), despite having no direct equity ownership of CD Media Beijing.